Liquidation and Dissolution of the Fund

AllianceBernstein Global Growth Fund, Inc.                                                                                                                     Exhibit 77D
811-21064

On June 15, 2011, the Board of Directors of AllianceBernstein Global Growth Fund, Inc. approved the liquidation and dissolution of the Fund.  The Fund made the liquidating distributions on or shortly after October 4, 2011 and converted its assets to cash shortly before this date.